NEWS RELEASE

                        EAGLE FINANCIAL CORP.

                                  Contact: ROBERT J. BRITTON
                                           President & Chief Executive Officer
                                           860 - 314-6411

                                           MARK J. BLUM
                                           CHIEF FINANCIAL OFFICER
                                           860 - 314-6410

     EAGLE'S CORE EARNINGS CONTINUE TO GROW AS ASSETS HIT $2 BILLION

     Bristol, CT/ July 24, 1997 -- Eagle Financial Corp. (NASDAQ:EGFC), the holding company for Eagle Bank, reached the $2 billion asset level for the first time with the completion of the MidConn Bank acquisition in May 1997. At June 30, 1997 the Company also reported an increase in core operating results but an overall net loss in the quarter due to the one-time expenses related to the acquisition and a bulk sale of problem loans.

     The Company posted a net loss of $4.3 million, or $0.67 per fully diluted share, for the three months ended June 30, 1997, compared to net income of $3.6 million, or $0.56 per share, for the same quarter in 1996. Earnings on a core basis, which factor out the impact of non-recurring items, were $3.3 million, or $0.51 per share, in the quarter ended June 30, 1997 versus $3.1 million, or $0.48 per share, in the quarter ended June 30, 1996. The increase in core operating earnings was driven by a $1.6 million, or 11%, increase in net interest income, the primary component of Eagle Financial's revenue.

     The MidConn transaction was accounted for as a pooling-of-interests and therefore all financial data for Eagle Financial prior to the acquisition on May 30, 1997 has been restated to include MidConn Bank's past financial results.

     The current quarters results were reduced due to $10.9 million of net non-recurring items before income taxes including $6.5 million directly related to the MidConn acquisition, $3.4 million from a bulk sale of $17.7 million of problem loans, and $1.0 million of other non-recurring expenses Items related to the MidConn transaction include legal, accounting and other professional fees, severance payments, writedowns of fixed assets, additions to the allowance for loan losses, and the net costs associated with the disposition of three branch offices. Loans in the bulk sale included $10.9 million of non-performing loans and $6.8 million of additional problem loans. Of the total loans sold, $5.8 million, or 33%, were loans acquired in the MidConn transaction or other earlier acquisitions made by Eagle.





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
EAGLE FINANCIAL CORP.
THIRD QUARTER EARNINGS
Page 2

Eagle Financial also announced that it is increasing its quarterly cash dividend to $0.25 per common share, a 9% increase from $0.23 per share. The dividend is payable on September 2, 1997 to shareholders of record on August 15, 1997. This represents Eagle's 40th consecutive quarterly dividend.

Robert J. Britton, President and Chief Executive Officer, commented, "We are extremely pleased that operating earnings are higher for the quarter and look forward to further operating efficiencies that will occur as a result of the acquisition. The increase in our quarterly dividend is our response to the continued increase in core earnings and our confidence in Eagle's prospects for the future."

Britton added, "Our goal for the quarter was to complete most of the integration of MidConn Bank into Eagle's operations and to make the transition as smooth as possible to customers. The assimilation is now largely complete including the conversion of MidConn's data processing system, the closing of two MidConn branch offices that were in close proximity to Eagle branches, and the sale of a third MidConn branch."

As a result of the bulk sale of $17.7 million of problem loans, total non-performing assets, which include non-performing loans and foreclosed real estate, declined from $20.3 million, or 1.09% of total assets, at March 31, 1997 to $8.9 million, or 0.44% of total assets, at June 30, 1997. The allowance for loan losses at June 30, 1997 was $9.8 million, or 233% of total non-performing loans.

Mark J. Blum, Eagle's Chief Financial Officer, said, "While the bulk sale of loans this quarter further improves asset quality, it will also enhance earnings going forward by increasing the total amount of earning assets and reducing the significant expenses related to non-performing assets."

Total assets at the Company now exceed $2.0 billion, making Eagle Bank the fifth largest Connecticut based bank. Total loans receivable and deposits at the end of the quarter were $1.1 billion and $1.4 billion, respectively. Shareholders' equity was $138.2 million, or 6.87% of total assets, at June 30, 1997, while book value per share totaled $22.02.

Eagle Bank offers a full array of innovative products and services for the retail and commercial market including 24-hour telephone banking, loans by phone, cash management services, debit cards, alternative investment products and a full line of deposit and loan products. With the MidConn acquisition completed, Eagle Bank now operates 26 traditional branch offices and 4 supermarket branch offices, in Hartford and eastern Litchfield counties.




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


SECOND QUARTER EARNINGS

                     EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

      Page 3

                                                            6/30/97           3/31/97          9/30/96           6/30/96
                                                            -------           -------          -------           -------
       ASSETS
        Cash and amounts due from depository
          institutions                                      $28,435           $29,768          $27,025           $31,398
        Investment securities (b)                           100,884            96,132           96,002           107,618
        Mortgage-backed securities                          678,554           539,665          462,308           483,135
        Loans  held for sale                                  1,240               464              705             1,184
        Loans receivable , net                            1,129,064         1,129,449        1,094,656         1,064,189
        Real estate owned, net                                4,685             5,122           55,384             5,956
        Premises and equipment, net                          12,578            13,616           13,897            13,763
        Intangible assets                                    30,304            31,046           32,488            33,205
        Other asssets                                        27,615            26,860           27,247            27,593
                                                         ----------        ----------       ----------        ----------
        Total  Assets                                    $2,013,359        $1,872,122       $1,759,712        $1,768,041
                                                         ==========        ==========       ==========        ==========

      LIABILITIES AND SHAREHOLDERS' EQUITY


        Deposits                                         $1,385,431        $1,395,300       51,3S8,703        $1,385,146
        Borrowed money                                      410,809           294,301          231,828           219,875
        Other liabilities                                    30,016            42,398           23,189            25,749
        Corporation obligated mandatorily
          redeemable preferred securities of
          subsidiary trust holding solely junior
          subordinated debentures of the Corporation         48,858                 -                -                 -
        Shareholders' equity                                138,245           140,123          135,992           137,271
                                                         ----------        ----------       ----------        ----------
        Total Liabilities and Shareholders' Equity       $2,013,359        $1,872,122       $1,759,712        $1,768,041
                                                         ==========        ==========       ==========        ==========

        Book value per share                                 $22.02            $22.47           $21.94            $22.29
        Tangible book value per share                        $17.19            $17.49           $16.70            $16.90
        Total shares outstanding  (net of treasury)       6,279,005         6,235,504        6,199,029         6,159,396
        Equity to assets at end of period                      6.87%             7.48%            7.73%             7.76%


     (a)  All  financial  data  prior  to  the   consummation   of  the  MidConn
          acquisition have been restated to give effect to the transaction.

     (b) Investment securities - includes interest-bearing deposits, investment securities, and Federal Home Loan Bank stock

        ASSET OUALITY DATA                                  6/30/97           3/31/97          9/30/96           6/30/96
                                                            -------           -------          -------           -------

        Non-performing loans                                 $4,221           $15,200          $11,870           $12,216
        Non-performing assets                                $8,906            20,322           17,254            18,172
        Non-performing assets to total assets                  0.44%             1.09%            0.98%             1.03%
        Impaired loans - non~performing (c)                    $645             6,569            6,134             4,959
        - performing                                         $1,488             4.452            4,799             4,462
        Allowance for loan losses                            $9,841            10,521           10,507            10,580
        Allnwance for loan losses to loans receivable          0.86%             0.92%            0.95%             0.98%
        Allowance for loan losses to non-performing loans       233%               69%              89%               87%

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     (c)  Non-performing  impaired  loans are  included in total  non-performing loans.

      SECOND QUARTER EARNINGS                   EAGLE FINANCIAL CORP. AND SUBSIDIARIES
                                                   CONSOLIDATED STATEMENTS OF INCOME
      Page 4                                 (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                           JUNE 30,                       JUNE 30,
                                                                  ---------------------             -----------------------
                                                                   1997           1996               1997             1996
                                                                   ----           ----               ----             ----
       Interest income                                            $34,420        $31,041            $97,241         $89,877
       Interest expense                                            18,962         17,151             53,768           5,381
                                                                  -------        -------            -------         -------

       Net interest income                                         15,458         13,890             43,473          39,496
       Provision for loan losses                                    7,278            659              8,678           2,541
       Net gain (loss) on sale of securities                          (65)            64                (35)           (468)
       Net gain (loss) from mortgage banking activities                16            255                 52          (1,479)
       Gain on sale of deposits                                       546              -                546          15,904
       Loss on disposal of premises and equipment                    (912)             -               (912)              -
       Non-interest income                                          1,593          1,476              4,696           4,311
       Net cost of real estate owned operations                     1,046            430              1,687           1,524
       Capital securities expense                                   1,260              -              1,260               -
       Non-interest expense                                        13,269          8,957             30,290          27,523
                                                                  -------        -------            -------         -------

       Income before income taxes                                  (6,217)         5,639              5,905          26,176
       Income taxes                                                (1,902)         2,072              3,057          10,388
                                                                  -------        -------            -------         -------
       Net income.                                                ($4,315)        $3,567             $2,848         $15,788
                                                                  =======        =======            =======         =======
       Net income per share:
       Primary                                                     ($0.67)         $0.56              $0.44           $2 49
       Fully diluted                                               ($0.67)         $0.56              $0.44           $2.47
       Average number of shares and equivalent shares;
       Primary                                                  6,464,540      6,347,597          6,453,835       6,334,049
       Fully diluted                                            6,486,064      6,388,426          6,481,196       6,380,430
       Dividends  per share                                         $0.23          $0.23              $0.69           $0.69

     OPERATING  RATIOS

       Average interest rate  spread                                 2.84%         2.99%               2.95%          2.94%
       Net Interest margin                                           3.31%         3.33%               3.30%          3.25%
       Return on average assets                                    (0.88%)        0.80%               0.21%          1.84%
       Return on average equity                                    (12.36%)       10.38%               2.73%         15.96%
       Efficiency ratio                                                78%           58%                 63%            63%



     (a)  All  financial  data  prior  to  the   consummation   of  the  MidConn
          acquisition have been restated to give effect to the transaction.

     MARKET MAKERS

          Keefe, Bruyette & Woods, Inc.; Sandler O'Neill & Partners; First Albany Corp.; Herzog, Heine, Geduld: Tucker Anthony Inc. and M.A. Shapiro & Co., Inc.

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